                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                              (AMENDMENT NO. 3)(1)




                                  Anacomp, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    03237E108
-------------------------------------------------------------------------------
                                 (CUSIP Number)


         Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102
                              (Tel.) (239) 262-8577
-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                December 10, 2003
-------------------------------------------------------------------------------
                          (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)

                                Page 1 of 7 pages

----------------
      (1) The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 03237E108                   13D/A                          PAGE 2 OF 7


-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Lloyd I. Miller, III                ###-##-####
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]

                                                                  (b) [ ]
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3     SEC USE ONLY


-------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF-OO**
-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR  2(e)                                 [ ]

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
-------------------------------------------------------------------------------
    NUMBER OF      7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY         407,933***
     OWNED BY      ------------------------------------------------------------
       EACH        8    SHARED VOTING POWER
    REPORTING
      PERSON            291,547***
       WITH        ------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER

                        407,933***
                   ------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        291,547***
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      699,480***
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                         [ ]

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      17.32%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN-IA-OO**
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**  SEE RESPONSE TO ITEM 3 IN THE ORIGINAL SCHEDULE 13D AND IN AMENDMENT NO. 1.

*** SEE RESPONSE TO ITEM 5(b) IN THE ORIGINAL SCHEDULE 13D AND IN AMENDMENT
    NO. 1.

            AMENDMENT NO. 3 TO THE ORIGINAL REPORT ON SCHEDULE 13D

INTRODUCTION

      This constitutes Amendment No. 3 (the "Amendment") to the statement on
Schedule 13D, filed on behalf of Lloyd I. Miller, III ("Mr. Miller"), dated February 21, 2002 (the "Statement") relating to the Class A common Stock, par value $.01 per share (the "Shares") of Anacomp, Inc. (the "Company"). Amendment No. 1 to the Statement, dated September 15, 2003 ("Amendment No. 1") and Amendment No. 2 to the Statement, dated September 25, 2003 ("Amendment No. 2") have been previously filed on behalf of Mr. Miller. The Company has its principal executive offices at 12365 Crosthwaite Circle, Poway, California 92064. Unless specifically amended hereby, the disclosure set forth in the Statement, Amendment No. 1 and Amendment No. 2 shall remain unchanged.

ITEM 4. PURPOSE OF THE TRANSACTION

      Item 4 is hereby amended and restated in its entirety as follows:

      The Shares Mr. Miller may be deemed to beneficially own were acquired pursuant to the terms of the Plan on account of a restructuring by the Company whereby the former Note holders became owners of 99.9% of the current outstanding Shares of the Company. Pursuant to the Plan, on January 1, 2002, Mr. Miller was designated a member of the Company's board of directors. Mr. Miller has ceased to be a member of the Company's board of directors. Mr. Miller believes that (a) the common stock of the Company is significantly undervalued,
(b) steps taken by the Company to date to enhance stockholder value have been insufficient and (c) management of the Company must take further immediate steps to enhance stockholder value. Mr. Miller has now decided that it would be in his best interest, and those of other stockholders, to attempt to influence the business strategies and operations of the Company.

      Mr. Miller believes that the management of the Company is failing to take steps to enhance stockholder value, such as through a stock repurchase plan. Mr. Miller believes that available cash should be used to fund a stock repurchase plan.

      As part of Mr. Miller's plan to enhance stockholder value, Mr. Miller delivered a Notice of Director Nominations and Proposal of Business to the Company on September 25, 2003 (the "Notice"), substantially in the form hereby incorporated by reference as Exhibit 99.6. Pursuant to the Notice, Mr. Miller nominated the individuals listed therein for election to the Company's board of directors at the 2004 Annual Meeting of Stockholders (the "Nominees"). Mr. Miller believes that the Nominees will support decisive actions to enhance stockholder value.

      As part of Mr. Miller's plan to balance shareholder representation on the Company's board of directors, Mr. Miller filed additional solicitation material on November 18, 2003 (the "Contest Letter"), substantially in the form attached hereto and hereby incorporated by reference as Exhibit 99.7. Mr. Miller believes that the Contest Letter sets forth compelling reasons for improving independent debate on the Company's board of directors and that election of the Nominees will improve the Company's corporate governance.

      Mr. Miller reserves the right to change plans and take any and all actions that Mr. Miller may deem appropriate to maximize the value of his investments, including, among other things, (a) purchasing or otherwise acquiring additional securities of the Company, (b) selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately


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                                                                     Page 4 of 7

negotiated transactions, or (c) formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by Mr. Miller in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

      The purpose of this Amendment is to report that since the filing of Amendment No. 2, Mr. Miller purchased additional Shares of the Company and a material change occurred in the percentage of Shares beneficially owned by Mr. Miller.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) Based upon the Form 10-Q filed by the Company on August 14, 2003, 4,034,500 shares of Class A common Stock were issued and outstanding. Mr. Miller may be deemed to beneficially own 699,480 (17.33% of the outstanding shares, based on 4,034,500 shares outstanding). As of the date hereof, 233,707 of such beneficially owned shares are owned of record by Trust A-4; 126,347 of such beneficially owned shares are owned of record by Milfam I, L.P.; 220,932 of such beneficially owned shares are owned of record by Milfam II, L.P.; 60,654 of such beneficially owned shares are owned of record by Mr. Miller on his own behalf; 42,633 of such beneficially owned shares are owned of record by Trust C and 15,207 of such beneficially owned shares are owned of record by Martin G. Miller in a custody account ("Martin Miller Managed Account") held in the name of Martin G. Miller, brother of Mr Miller, at PNC Bank National Association. Mr. Miller shares voting power and investment power with Martin G. Miller with respect to securities held in Martin Miller Managed Account.

      (b) Mr. Miller has or may be deemed to have shared voting power and shared dispositive power for all such shares held of record by the Trust A-4, Trust C and Martin Miller Managed and sole voting power and sole dispositive power for all such shares held of record by Milfam I, L.P., Milfam II, L.P., and Mr. Miller on his own behalf.

      (c) The table below details the purchases of Shares effected by Mr. Miller in the past 60 days.


                                   TRUST A-4
   ----------------------------------------------------------------------
                                Number of Shares
   Date of Transaction             Purchased              Price Per Share
   -------------------          ----------------          ---------------
     December 4, 2003               15,000                    $20.00
     December 5, 2003                  487*                   $15.59

* The December 5, 2003 purchase was for shares of Class B common Stock, par value $0.01 per share of the Company.


                                 Milfam II, L.P
   ----------------------------------------------------------------------
                                Number of Shares
   Date of Transaction             Purchased              Price Per Share
   -------------------          ----------------          ---------------
    December 10, 2003               25,000                    $20.05

      Listed below are transactions that occurred within the last 60 days pursuant to a grantor retained annuity trust:

           (i) On November 4, 2003, 22,216 Shares were transferred from Milgrat I(A) to Trust C pursuant to an annuity payment. A copy of the Milgrat I(A) is incorporated by reference as Exhibit 99.5 to the Statement.

           (ii) On December 4, 2003, 30,414 Shares were transferred by gift from Milgrat I(A) pursuant to the termination of a grantor retained annuity trust with 15,207 Shares transferred to Mr. Miller individually and 15,207 Shares transferred to Martin Miller Managed Account.

      (d) Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

      (e) Not Applicable

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      Item 7 is hereby amended and restated in its entirety as follows:




Exhibit    Document

99.1* Amended and Restated Trust Agreement, dated September 20, 1983, between Lloyd I. Miller and PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio).

99.2*      Operating Agreement of Milfam LLC, dated December 10, 1996.

99.3*      Milfam I, L.P. Partnership Agreement, dated December 11, 1996.

99.4*      Milfam II, L.P. Partnership Agreement, dated December 11, 1996.

99.5*      Irrevocable Trust Agreement MIL GRAT I(A), dated November 5,
           2001.

99.6** Notice of Director Nominations and Proposal of Business, dated as of September 25, 2003.

99.7***    Additional Solicitation Material, dated as of November 18, 2003.

----------

* Previously filed on Schedule 13D, filed February 21, 2002, and hereby incorporated by reference.

** Previously filed on Schedule 13D/A, filed September 25, 2003, and hereby incorporated by reference.

*** Filed herewith.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: December 23, 2003

                                    By:  /s/ Lloyd I. Miller, III
                                         ------------------------------------
                                         Lloyd I. Miller, III

                                  EXHIBIT INDEX

EXHIBIT
NUMBER     DESCRIPTION
-------    -----------

99.1* Amended and Restated Trust Agreement, dated September 20, 1983, between Lloyd I. Miller and PNC Bank, Ohio, N.A. (formerly The
           Central Trust Company, N.A., Cincinnati, Ohio).

99.2*      Operating Agreement of Milfam LLC, dated December 10, 1996.

99.3*      Milfam I, L.P. Partnership Agreement, dated December 11, 1996.

99.4*      Milfam II, L.P. Partnership Agreement, dated December 11, 1996.

99.5*      Irrevocable Trust Agreement MIL GRAT I(A), dated November 5,
           2001.

99.6** Notice of Director Nominations and Proposal of Business, dated as of September 25, 2003.

99.7***    Additional Solicitation Material, dated as of November 18, 2003.

----------
*Previously filed on Schedule 13D, filed February 21, 2002, and hereby incorporated by reference.

** Previously filed on Schedule 13D/A, filed September 25, 2003, and hereby incorporated by reference.

*** Filed herewith.